FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2017 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On August 21, 2017, the registrant and Tacoma Announce a Partnership for a New 8-inch Fabrication Facility in Nanjing, China. Attached the Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 21, 2017	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and Tacoma Announce a Partnership for a New 8-inch Fabrication
Facility in Nanjing, China
TowerJazz to Gain Up to 50% of the Planned Fab Loading Capacity

TowerJazz Received $18 Million First Milestone Payment;
Additional Payment Steps will be Specified in the Definitive Agreement

Project to be fully supported and funded by Tacoma, Nanjing Economic and Technology
Development Zone, Credito Capital and other potential third party investors

MIGDAL HAEMEK, Israel and NANJING, China, August 21, 2017 — TowerJazz, the global specialty foundry leader, and Tacoma Technology Ltd and Tacoma (Nanjing) Semiconductor Technology Co., Ltd (collectively known as "Tacoma") announced today that Tower has received a first payment of $18 million net, rendering phase one of the framework agreement with Tacoma binding. This agreement maps the establishment of a new 8-inch semiconductor fabrication facility in Nanjing, China. According to the terms of the framework agreement, TowerJazz will provide technological expertise together with operational and integration consultation, for which the Company shall receive additional payments based on milestones during the next few years, subject to a definitive agreement specifying all terms and conditions.

In addition, from the start of production at the facility, TowerJazz will be entitled to capacity allocation of up to 50% of the targeted 40,000 wafer per month fab capacity, which it may decide to use at its discretion. This capacity will provide TowerJazz with additional manufacturing capability and flexibility to address its growing global demand.

Tacoma will be responsible to source funds for all activities, milestones and deliverables of the entire project, including the construction, commissioning and ramp of this facility, with the project being fully supported by Nanjing Economic and Technology Development Zone through its Administration Committee, Credito Capital as well as through potential funding from other third party investors and entities.

"This agreement with Tacoma is in line with our business strategy to focus on growing markets such as China. The fabless business in China has grown rapidly in the past years. The new 8-inch fabrication facility in Nanjing will provide us with a strategic footprint in China and the opportunity to extend our offerings in advanced specialty process technologies by enabling customers in China to optimize their product performance and time to market," said Dr. Itzhak Edrei, TowerJazz President.

Russell Ellwanger, TowerJazz Chief Executive Officer, commented, "We are exploring multiple opportunities in China, and determined this agreement with Tacoma to be a good fit for TowerJazz, providing a roadmap for a meaningful long-term strategic partnership. China's focus to develop its domestic semiconductor industry with full infrastructure presents additional opportunities for TowerJazz, as a global analog leader, to expand our served markets and geographic presence. This partnership will enable us to further fulfill our customers' needs through additional available capacity as well as to be an active player in the growing Chinese market."

Joseph Lee, Tacoma Chairman, stated: "Deeply engraved in the corporate culture of both Tacoma and TowerJazz is the core belief in working 'SMART' with 'PASSION.' Our people are committed to contributing to our business partners, the global semiconductor industry and society with the best endeavor and integrity. Tacoma will fully fund this project together with Credito Capital and other entities. This venture will become a dominant player in Asia and will raise the standard in the semiconductor industry to another level."

A groundbreaking and signing ceremony took place in Nanjing, China, attended by TowerJazz Chairman Mr. Amir Elstein, President Dr. Itzhak Edrei, Business Development Vice President Mr. Erez Imberman, as well as the then Israeli Ambassador to China the Honorable Mr. Matan Vilnai. Pictured, the signing between Tacoma Chairman, Mr. Joseph Lee and TowerJazz CEO Mr. Russell Ellwanger, with among others the above cited attendees.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz's advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

About Tacoma
Tacoma (Nanjing) Semiconductor Technology Co., Ltd
Tacoma (Nanjing) Semiconductor Technology Co., Ltd (TTSEMI), a Provincial Key Project of Jiangsu Province (2017) and Nanjing City Key Project (2017)  provides analog integrated circuit design and foundry technology integration services with a world class team of engineers.

Tacoma Technology Ltd
Tacoma Technology Ltd, an investment holding company established in Hong Kong, entered into a collaboration agreement with Nanjing Development Zone in 2015 and formed Tacoma (Nanjing) Semiconductor Technology Co., Ltd.

Tacoma (Nanjing) Semiconductor Technology Co., Ltd and Tacoma Technology Ltd are the only two parties partnering with TowerJazz in the collaboration mentioned in this announcement.  Any other company of which the name includes "Tacoma" or formerly includes "Tacoma" is not related to this collaboration as described in this announcement.

About Credito Capital
Founded by Mr Wong Ping Kuen in Beijing, China, Credito Capital has built an international investment team of diversified and experienced professionals from Mainland China, Hong Kong, Korea and the United Kingdom. Credito Capital is specialized in cross border merger acquisitions and industry investments, including but not limited to logistics, semiconductor and new energy vehicle industries.

About Nanjing Development Zone
Nanjing Development Zone was established in 1992, and it was approved by the State Council to be the National Economic and Technological Development Zone in 2002. It has over 216 square kilometers of land reserve for development, and its comprehensive ranking is among top 10 state-level economic and technological development zones. It is an important industry base for China advanced manufacturing and modern service. Up to now, a total of more than 3,000 companies, with a total investment of CNY 200 billion (of which 500 are foreign-funded enterprises, with a total investment of $ 12 billion) have been introduced to establish its business in this development zone. There are 73 world's top 500 enterprises in this development zone. In the future, Nanjing Development Zone will continue to focus on the development of a comprehensive industrial chain of integrated circuit in the development zone.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. The agreement described in this release contemplates a definitive agreement to be entered into by the parties, however there is no assurance that such definitive agreement will be entered into by all parties. The project has not yet been funded with the resources needed to implement the contemplated activities of the venture and there is no assurance that TowerJazz will receive any future proceeds or recognize any revenues from this project. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the "SEC") and the Israel Securities Authority. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com